CONSENT OF EXPERT

Reference is made to the technical report entitled "Technical Report on the Northumberland Project, Nye County, Nevada, USA: Resource Update 2008" dated July 28, 2008 and amended August 8, 2008 which the undersigned has prepared, together with Jim Ashton, P.Eng. (the "**Technical Report**").

The undersigned hereby consents to the reference to the Technical Report and technical information contained therein (i) in the Annual Report on Form 40-F of Fronteer Development Group Inc. (the "**Corporation**") for the year ended December 31, 2009 and (ii) through incorporation by reference in the Corporation's Registration Statement (No. 333-146291) on Form S-8 filed with the United States Securities and Exchange Commission.

DATED this 29th day of March, 2010.

Per: [signature]
Christopher Lee, P.Geo.

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